

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 25, 2008

Mr. David M. Daniels
Chief Executive Officer
National Health Partners, Inc.
120 Gibraltar Road, Suite 107
Horsham, PA 19044

> **Re: National Health Partners, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-51731**

Dear Mr. Daniels:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB For Fiscal Year Ended December 31, 2007

Note 2. Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

1.   You state fees are recognized on a straight-line basis over the longer of the initial contract term or the expected period during which the services will be performed if the relationship with the member is expected to extend beyond the initial contractual term. Please clarify how the contract term relates to the membership period and how you determine the "expected period".

2.   You state that at the beginning of each membership period, the monthly membership fee is paid by the member and recorded as deferred revenue. We

note that you had deferred revenues of $17,338 as of December 31, 2007 on sales of $3.7 million but deferred revenues of $210,592 as of December 31, 2006 on sales of $1.9 million. Please explain why the deferred revenues amount has decreased while your revenues have increased.

3.   We note that you typically offer a 30-day money-back guarantee during the initial membership period. After that, members can cancel their membership at the end of any subsequent monthly membership period and receive a refund of any post-cancellation membership fee. You state that you had sales refunds of $873,019 and $432,547 that were netted against sales for the years ended December 31, 2007 and 2006, respectively. Tell us your basis for recognizing revenues and netting the refunds against revenue. Please explain how your accounting conforms to the guidance of SAB Topic 13.A.4.a, Question 4, which states that it is preferable to apply SFAS 140 to refundable service transaction fees and thereby recognize a deposit liability until the refund period expires. If you have elected to apply a policy similar to the accounting specified in SFAS 48, please tell us how you have analyzed the criteria of paragraphs 6 and 8 of this standard with respect to your membership fees.

Note 4. Deposits, page F-17

4.   We note that over 50% of your current assets are deposits of cash held by merchant processors as of December 31, 2007. Please disclose the nature of the deposit agreement with these merchant processors and the duration of time you are required to keep the deposits. We also note that you have a deposit held by the lessor of your office space. We note that you have extended the term of your lease to mature on May 31, 2010. Therefore, please explain how this deposit is appropriately classified as a current asset.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Walz at (202) 551-3358 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services